Exhibit 5.1

NORDIC INVESTMENT BANK INTERIM REPORT 1—8/2006

NIB Interim report 2006

The Nordic Investment Bank’s activities in the first eight months of 2006 were affected by ample liquidity on the market. Profits declined as a result of the general increase in market rates, while the operational results in terms of core earnings remained stable. In lending, a shift to non-member countries took place. NIB’s revised mission and strategy, emphasising NIB’s r ole in strengthening competitiveness and enhancing the environment, was launched during the period.

NIB recorded a profit of EUR 90 million for the year’s first eight months, compared with EUR 117 million for the same period last year. The decrease in profits was due to a fall in the market value of the trading portfolio, which followed from the increase in interest rates. The market value of the trading portfolio fell by EUR 10.5 million, compared to an increase of EUR 16.2 million in the comparable period of 2005. Net interest income was EUR 120 million, or 8.5% higher than during the first eight months of 2005. The increase in net interest income was a result of higher interest rates and a stable level of interest-earning assets. NIB’s core earnings, i.e. the profits excluding credit losses, the impact of gains and losses on items at fair value, and changes in the market value of the trading portfolio, amounted to EUR 104 million, which was EUR 5.5 million above the core earnings during the same period last year.

New loans agreed amounted to EUR 848 million, compared to EUR 1,747 million during the same period last year. Loans disbursed amounted to EUR 807 million (1—8/2005: 1,378). The decline reflects extraordinarily high figures in the comparable period last year and ample liquidity on the market, which resulted in lower demand for loans and in prepayments. The decline was concentrated to some member countries, while the demand for NIB’s loans outside the membership area remained strong. Loans outstanding and guarantees amounted to EUR 11,480 million at end-August 2006, compared with EUR 11,742 million at year-end 2005. The decline resulted from movements in exchange rates, as the depreciation of the US dollar reduced the value of assets in euro terms.

The volume of new debt issues during the period amounted to EUR 1,929 million (1,923). Total debts evidenced by certificates constituted EUR 13,766 million at period-end, compared with EUR 14,456 million at year-end 2005.

NIB’s balance sheet total at the end of the period was EUR 18.0 billion, down from EUR 18.2 billion since year-end 2005. This was mainly due to the weakening of the US dollar against the euro. Equity reached EUR 1,977 million at period-end, compared with EUR 1,946 million at year-end. During the period under review, NIB paid its owners a dividend of EUR 55 million for the year 2005 (dividend for 2004: 55 million). Profits in relation to average equity were 6.8% (9.6). The solvency ratio was 11.0% (10.3).

During the period NIB celebrated its 30th anniversary and introduced its revised strategy. According to the revised strategy, NIB will promote sustainable growth of its member countries by providing financing for projects that strengthen competitiveness and enhance the environment. NIB’s activities were reorganised, in order to further enhance effectiveness and further develop the credit process. Business origination was organised as one function and separated from credit and analysis. In addition, three new members were appointed to the Bank’s Management Committee.

The quality of the Bank’s loan portfolio and of its financial counterparties continues to be maintained at a high level. During the period no new provisions for impairment were made.

Core earnings are expected to continue to develop at a steady pace during the remainder of the year and will for the year as a whole end up somewhat higher than in 2005. Overall profitability will depend on the development of market interest rates, as these have a strong influence on the market value of the trading portfolio.

LENDING

Member countries

In the member countries, the period January—August 2006 was characterised by low demand for NIB’s long-term loans in the beginning, and gradually increasing activity towards the end of the period. The volume of NIB’s new lending was significantly lower than during the same period last year. NIB entered into loan agreements for EUR 484 million (1,188) and a total of EUR 420 million (1,165) was disbursed. Amortisations and prepayments amounted to EUR 594 million compared with EUR 467 million during the same period last year.

Loans outstanding and guarantees amounted to EUR 9,244 million at end-August 2006, compared with EUR 9,526 million at year-end 2005. Loans agreed but not yet disbursed amounted to EUR 476 million, compared with EUR 437 million at year-end.

The amount of loans agreed in Iceland was high. The amount of loans agreed in Finland and Sweden, however, was lower than in previous years.

The manufacturing industry, which in recent years has been the largest sector, accounted for 27% of the amount of loans agreed during the period. A loan was approved for financing investments in smelter plants and mining activities in Sweden and Finland. Loans to environmentfriendly and energy-saving investments in the pulp and paper industry were also significant. The energy sector, which comprised 22% of the amount of loans agreed, was the second largest recipient of loans during the period. The main part of the financing went to Iceland, where NIB agreed on a loan for a transmission line to an aluminum smelter and on loans for two geothermal power plants.

The largest single agreement during the period concerned the financing of a PPP road project in Norway. In Estonia, NIB agreed on a loan for the modernisation of a hospital.

The currency distribution of new lending followed the same pattern as before. The euro was the dominant lending currency, with a 54% share of disbursements during the period under review. Other important lending currencies were the Swedish krona and the Norwegian krone, accounting for 15% and 14% respectively.

Non-member countries

Demand for NIB’s loans outside the member countries remained strong during the first eight months of 2006. New loans were granted in the amount of EUR 595 million (760): EUR 438 million was granted to 16 individual projects and EUR 156 million to seven loan programmes with financial and other intermediaries. The Bank entered into 15 new loan agreements corresponding to EUR 364 million (559) in the first eight months. Loan disbursements for the period amounted to EUR 387 million (212).

Loans outstanding rose to EUR 2,237 million, compared with EUR 2,216 million at year-end 2005. Loans agreed but not yet disbursed amounted to EUR 1,124 million, compared with EUR 1,188 million at year-end.

The largest borrower regions during the period were Asia and Central and Eastern Europe. At the end of the period, NIB had loans outstanding in 29 nonmember countries. Loans outside the member countries are often granted for public sector projects, to governments or with a government guarantee. However, an increasing share of loans is granted for projects in the private sector, mostly concerning privatised infrastructure such as telecommunications or energy, but also for pulp and paper projects, for example.

NIB’s lending in non-member countries continues to be dominated by loans for infrastructure investments, especially in the energy, transportation and telecommunications sectors. The loans agreed during the period for individual projects comprised, for example, the financing of an energy plant in Poland, public transportation in Chile and Turkey, port facilities in Morocco, mobile telecommunications in Brazil and Russia, and a paper mill in Jordan. New loan programmes were agreed during the period with China and Vietnam. Examples of approved subprojects under NIB’s loan programmes include investments in the industrial and service sectors, as well as in the environmental and health care sectors.

NIB continues to increase cooperation with intermediaries in its lending in non-member countries. At the end of the period, the number of intermediaries outside the membership area was 27. Of these intermediaries, 21 were financial intermediaries—mainly state-owned development banks, local commercial banks and regional development banks. Ministries and large companies in the infrastructure sector also act as intermediaries. During the first eight months of the year NIB approved 26 subprojects under its programmes with intermediaries.

The US dollar was still the predominant loan currency in NIB’s lending outside the membership area. The strengthening of the euro during the period had a negative impact of EUR 149 million on the amount of loans outstanding.

ENVIRONMENTAL FINANCING

Financing environmental investments is one of the cornerstones of NIB’s lending operations. NIB actively promotes investments that directly or indirectly reduce harmful emissions or other environmental hazards. Priority is given to environmental investments that reduce cross-border pollution. During the period under review, NIB granted six new environmental loans, totalling EUR 31 million. Of the total loans disbursed during the period, 12% comprised environmental loans.

Important environmental projects during the period comprised investments in geothermal energy, as well as investments in the pulp and paper industry and district heating. Through financial intermediaries, NIB also financed environmental investments in the agricultural sector and wind power plants. All these projects have a significant positive environmental impact.

During the period, NIB, together with other financial institutions, signed the European Principles for the Environment. The initiative is aimed at establishing a common approach to environmental management associated with the financing of projects and at promoting sustainable development and the harmonisation of environmental principles, practices and standards in the EU.

NIB plays an active role in the Northern Dimension Environmental Partnership (NDEP). The aim of the partnership is to coordinate and streamline the financing of environmental projects with crossborder effects in the Baltic Sea and Barents regions, with a focus on Northwest Russia and including the enclave of Kaliningrad. Sixteen large environmental projects are financed through the NDEP. NIB is responsible for preparing and coordinating the financing of seven of these projects. The Ladoga programme, which is one of the NIB-led projects financed through the partnership, is mainly geared towards large private companies in the pulp, paper and metal industries in the Ladoga area. During the period under review, a loan for a new project within the pulp and paper sector was granted. The investments in a wastewater treatment plant, changing from the combustion of oil to natural gas and shifting to total chlorine-free bleaching will lead to a reduction of harmful emissions to both water and air. In St. Petersburg a feasibility study was completed during the period for another project led by NIB concerning direct discharges. Thus, the planning of the financing structure can begin. In the Leningrad region, a wastewater treatment project has proceeded to the disbursement stage.

BORROWING

In the first eight months of 2006, NIB carried out 42 (21) borrowing transactions in 8 (7) different currencies, in an amount corresponding to EUR 1,929 million (1,923).

The US dollar was NIB’s most important borrowing currency during the period. The Bank carried out seven transactions in US dollars totalling EUR 950 million. In February 2006, the Bank launched its fifth global benchmark transaction of USD 1 billion in the form of five-year bonds. The bonds were sold to investors round the world on the basis of their global format and liquidity.

The sales were distributed as follows: Asia/Japan 61%, North America 18%, and Europe and the Middle East together 21%.

NIB was able to issue its first domestic Australian dollar transaction in the form of an AUD 300 million (EUR 187 million) issue with a five-year maturity. The issue was followed up with a second transaction of the same size, but with a three-year maturity. Another noteworthy transaction was NIB’s first Mexican peso-denominated deal, amounting to MXN 1 billion (EUR 76 million), with a five-year maturity. The bonds were mainly bought by domestic pension funds.

The Japanese yen, the pound sterling, the New Zealand dollar, the Hong Kong dollar and the new Turkish lira were the other borrowing currencies during the period.

Total debts evidenced by certificates constituted EUR 13,766 million at period-end, compared with EUR 14,456 million at year-end 2005.

Helsinki, October 2006

Johnny Åkerholm
President and CEO

Profit and loss account

(EUR 1,000)	Jan—Aug 2006	Jan—Aug 2005	Jan—Dec 2005
Interest income	429,310	338,759	528,799
Interest expense	-309,414	-228,263	-360,135
Net interest income(2)	119,896	110,496	168,664

Commission income and fees received	4,008	6,158	8,634
Commission expense and fees paid	-1,126	-1,181	-1,524
Net profit on financial operations(3)	-12,138	19,732	17,335
Foreign exchange losses	141	-7	-105
Operating income	110,781	135,199	193,004

Expenses
General administrative expenses	18,280	15,880	24,034
Depreciation	2,872	2,461	3,794
Credit loss / recovery	—	-119	-119
Total expenses	21,152	18,222	27,709
Profit for the period	89,629	116,977	165,295

Balance sheet

(EUR 1,000)	31 Aug 2006	31 Aug 2005	31 Dec 2005
Assets(2)
Cash and cash equivalents	3,645,281	4,179,801	3,568,561
Financial placements
Placements with credit institutions	97,325	107,868	105,867
Debt securities	1,363,119	1,352,860	1,302,595
Other	6,409	7,457	7,052
	1,466,853	1,468,185	1,415,514

Loans outstanding(4)	11,455,414	11,315,499	11,716,596

Intangible assets	7,236	6,384	7,423
Tangible assets	34,870	35,167	34,884
Other assets
Derivatives	937,340	1,149,126	1,076,046
Other assets	8,345	408	2,569
	945,685	1,149,534	1,078,616

Paid-in capital and payments to the Bank’s
reserves, receivable	47,494	52,274	52,274

Accrued interest and fees receivable	367,229	319,044	304,566
Total assets	17,970,062	18,525,889	18,178,433

Liabilities and equity
Liabilities(2)
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	684,440	734,986	467,985
Long-term amounts owed to credit institutions	91,242	111,552	100,075
	775,682	846,538	568,060

Debts evidenced by certificates(4)
Debt securities issued	13,498,075	14,230,881	14,205,040
Other debt	268,096	235,317	250,663
	13,766,171	14,466,198	14,455,702

Other liabilities
Derivatives		1,114,404	1,031,040	934,987
Other liabilities		5,461	5,301	5,283
		1,119,865	1,036,341	940,271

Accrued interest and fees payable		331,052	277,275	268,832
Total liabilities		15,992,769	16,626,352	16,232,865

Equity
Authorised and subscribed capital	4,141,903
of which callable capital	-3,723,301
Paid-in capital *	418,602	418,602	418,602	418,602
Statutory Reserve		644,983	644,983	644,983
Credit risk reserves		777,162	666,867	666,867
Payments to the Bank’s reserves, receivable		42,713	42,713	42,713
Other value adjustments		4,204	9,395	7,109
Profit for the period		89,629	116,977	165,295
Total equity		1,977,293	1,899,537	1,945,569
Total liabilities and equity		17,970,062	18,525,889	18,178,433

Guarantee commitments		25,000	25,000	25,000

The Nordic Investment Bank’s accounts are kept in euro. On 31 August 2006, EUR 1.00 = DKK 7.46 / ISK 88.92 / NOK 8.08 / SEK 9.27 / USD 1.29.

*    Of paid-in capital, EUR 413,821,070 has been received as of 31 August 2006.

Cash Flow Statement

(EUR 1,000)	Jan—Aug 2006	Jan—Aug 2005	Jan—Dec 2005
Cash flows from operating activities	106,276	119,227	186,065
Investing activities	241,825	-1,080,636	-1,480,741
Financing activities	-487,837	1,530,251	1,519,279
Change in net liquidity	-139,735	568,842	224,603

Net liquidity at beginning of period	3,100,576	2,875,973	2,875,973
Net liquidity at end of period	2,960,841	3,444,815	3,100,576

Changes in equity

(EUR m)	Jan—Aug 2006	Jan—Aug 2005	Jan—Dec 2005
Equity at 1 January	1,946	1,781	1,781

Paid-in capital	5	5	5
Paid-in capital, receivable	-5	10	10
Payments to the Bank’s reserves, receivable	—	43	43
Dividend payment	-55	-55	-55
Available-for-sale portfolio	—	—	—
Hedge accounting	-3	—	-2
Profit for the period	90	117	165
Changes in equity, total	32	119	165

Equity at end of period	1,977	1,900	1,946

Key figures

(EUR m)	Jan—Aug 2006	Jan—Aug 2005	Jan—Dec 2005
Net interest income	120	110	169
Profit	90	117	165
Loans disbursed and guarantees issued	807	1,378	2,092
New loan agreements	848	1,747	2,616
New debt issues	1,929	1,923	2,059
Profit/average equity (%)	6.8	9.6	8.9

	31 Aug 2006	31 Aug 2005	31 Dec 2005
Equity	1,977	1,900	1,946
Equity/total assets (%)	11.0	10.3	10.7
Equity+callable capital/total assets (%)	31.7	30.4	31.2

NORDIC INVESTMENT BANK

Note 1

General information

The operations of the Nordic Investment Bank (“NIB” or the “Bank”) are governed by an agreement among the governments of Denmark, Estonia; Finland, Iceland; Latvia, Lithuania; Norway and Sweden and the Statutes adopted in conjunction with that agreement. The headquarters of the Bank are located in Helsinki, Finland.

Accounting policies

NIB’s financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Financial Reporting Standards Board (IASB). The interim condensed financial statements are prepared in accordance with IAS 34 “Interim Financial Reporting”.

The Bank’s accounts are kept in euro. The interim condensed financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Bank’s annual financial statements as at 31 December 2005.

Basis for presentation

The accounting policies adopted in the preparation of the interim condensed financial statements are consistent with those followed in preparation of the Bank’s annual financial statements for the year end 31 December 2005, except for the following amendments mandatory for annual periods beginning on or after 1 January 2006:

IAS 39 — Financial Instruments: Recognition and Measurement  (“IAS 39”) — Amendment for financial guarantee contracts

IAS 39 — Amendment for hedges of forecast intragroup transactions

IAS 39 — Amendment for the fair value option

The adoption of these amendments did not affect the Bank results of operations or financial position.

NORDIC INVESTMENT BANK

Note 2

Segment information
(Amounts in EUR 1,000)

	Lending	Liquidity	Placements	Total	Lending	Liquidity	Placements	Total
			in financial				in financial
			investment				investment
			portfolios				portfolios
	8/2006	8/2006	8/2006	8/2006	8/2005	8/2005	8/2005	8/2005
Net interest income	53,982	15,042	50,872	119,896	50,707	12,731	47,058	110,496
Commission income and fees received	3,867	141	—	4,008	4,094	2,065	—	6,158
Commission expense and fees paid	0	-1,126	—	-1,126	-75	-1,106	—	-1,181
Net profit on financial operations	469	-3,888	-8,718	-12,138	765	5,413	13,553	19,732
Foreign exchange gains and losses	—	141	—	141	—	-7	—	-7
Administrative expenses, depreciations	-17,596	-1,556	-2,000	-21,152	-15,616	-1,054	-1,671	-18,341
Credit loss / recovery	0	—	—	0	119	—	—	119
Profit for the year	40,721	8,754	40,154	89,629	39,994	18,043	58,940	116,977

Assets 31/8	11,581,355	4,411,414	1,977,293	17,970,062	11,414,150	5,212,202	1,899,537	18,525,889

Assets 31/12/2005					11,803,415	4,429,449	1,945,569	18,178,433

NORDIC INVESTMENT BANK

Note 3

NET PROFIT ON FINANCIAL OPERATIONS
(Amounts in EUR 1,000)

	1/1-31/8/2006	1/1-31/8/2005	1/1-31/12/2005
Debt securities in trading portfolio, realised gains and losses	-2,741	12,213	19,708
Debt securities in trading portfolio, unrealised gains and losses	-7,823	4,023	-8,927
Adjustment to hedge accounting, unrealised gains and losses of fair value hedges	-3,059	3,457	3,770
Changes in fair value of non-hedging derivatives, unrealised gains and losses	-381	-918	1,049
Repurchase of NIB bonds, other items	1,866	957	1,736
Total, net profit on financial operations	-12,138	19,732	17,335

NORDIC INVESTMENT BANK

Note 4

Changes in Outstanding Lending and Borrowing
(Amounts in EUR million)

1. LENDING

	1/1-31/8/2006	1/1-31/8/2005	1/1-31/12/2005

Loans Outstanding, Opening balance	11,717	10,279	10,279
Disbursements (nominal amounts)	807	1,378	2,092
Amortizations	-530	-356	-616
Prepayments	-275	-241	-356
Exchange rate adjustments etc.	-223	252	334
Loans Outstanding before value adjustments	11,495	11,311	11,733
Change in adjustment to hedge accounting	-39	5	-17
Loans Outstanding, Closing balance	11,455	11,315	11,717

2. DEBTS EVIDENCED BY CERTIFICATES

Debt Issues, Opening balance	14,456	12,355	12,355
New debt issues	1,929	1,923	2,059
Amortizations	-1,500	-414	-557
Calls and Buy backs	-111	-211	-300
Exchange rate adjustments etc.	-899	835	1,060
Debt Issues before borrowing costs and value adjustments	13,876	14,489	14,618
Change in borrowing costs	6	-1	-4
Change in adjustment to hedge accounting	-114	-21	-158
Debt Issues, Closing balance	13,766	14,466	14,456